Exhibit (n)(2)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated May 6, 2022, and each included in this Pre-Effective Amendment No. 3 to the Registration Statement (Form N-2, No. 333-259623) of Alternative Investment Partners Absolute Return Fund STS (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated February 28, 2022, with respect to the (consolidated) financial statements of Alternative Investment Partners Absolute Return Fund STS included in the Annual Report to Shareholders (Form N-CSR) for the year ended December 31, 2021, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

May 6, 2022